mwe.com Gary Emmanuel Attorney at Law gemmanuel@mwe.com +1 212 547 5541

February 18, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Beverly Singleton
Jean Yu
John Stickel
Susan Block

Re:	Rail Vision Ltd.

Amendment No. 2 to Draft Registration Statement on Form F-1

Submitted January 12, 2022

CIK No. 1743905

Ladies and Gentlemen:

On behalf of Rail Vision Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated February 8, 2022, relating to the above referenced Draft Registration Statement on Form F-1 (CIK No. 1743905) submitted by the Company on January 12, 2022 (the “Draft Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR a revised Registration Statement (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Registration Statement.

One Vanderbilt Avenue New York NY 10017-3852 Tel +1 212 547 5400 Fax +1 212 547 5444
US practice conducted through McDermott Will & Emery LLP.

Ms. Singleton, Ms. Yu, Mr. Stickel and Ms. Block

February 16, 2022

Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1.	Please reconcile your disclosure here and on page 36 that your technology “is” revolutionizing railway safety, with your disclosure on page 44 that your company “is seeking to” revolutionize railway safety. Your disclosure throughout should consistently reflect the stage of your product development and deployment, and to the extent you believe your technology is already revolutionizing the industry, please revise to state it as a belief or provide us with support for your statements that your technology is revolutionizing railway safety. Alternatively, revise to clarify that this is a goal you are seeking for your technology. Similarly, revise to state that it is your belief that your technology is “cutting edge” and “industry-leading” or provide additional support for those statements.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 36 with its disclosure on page 44 to clarify the Company “is seeking to” revolutionize railway safety and that the Company believes it has developed “cutting edge” and “industry-leading” technology.

2.	In one of the opening paragraphs, please include your revenues and net losses for your most recent audited period and interim stub to provide a financial snapshot of your company.

Response: In response to the Staff’s comment, the Company has revised the Prospectus Summary to include revenues and net losses for its most recent audited period to provide a financial snapshot of the Company.

Risks Related to this Offering and the Ownership of Our Ordinary Shares, page 4

3.	Please update, prior to effectiveness, to also disclose the percentage of shares to be owned by your principal shareholders, officers and directors following this offering.

Response: In response to the Staff’s comment, the Company will update prior to effectiveness the percentage of shares to be owned by the Company’s principal shareholders, officers and directors following this offering. In the interim, the Company has revised its disclosure on page 4 in anticipation of this update.

Ms. Singleton, Ms. Yu, Mr. Stickel and Ms. Block

February 16, 2022

The report of our independent registered public accounting firm contains an explanatory paragraph, page 10

4.	Please reconcile your disclosure here that “[t]o date, we have not generated revenues from our activities,” with your disclosure on page 9 and elsewhere that your first revenues were recorded in your unaudited interim condensed financial statements for the period ended June 30, 2021.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 10 to clarify that the Company’s first revenues were recorded in its unaudited interim condensed financial statements for the period ended June 30, 2021.

The market price of our Ordinary Shares may be highly volatile, page 25

5.	We note your disclosure on page 26 that the stock market in general, and the stock of publicly-traded “medical device companies” in particular, have experienced extreme price and volume fluctuations. Please advise how the market for medical device companies impacts your business or revise.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 26 to delete this reference to extreme price and volume fluctuation of the stock of publicly-traded medical device companies.

Capitalization, page 33

6.	Please revise your capitalization table to present amounts related to your capitalization and indebtedness in accordance with Item 3.B of Form 20-F. In this regard, we note you have included total assets and total liabilities in your table which is confusing and unrelated to capitalization and indebtedness. Also, we note your presentation of cash and cash equivalents in your table. Such amounts should be separately presented. Please revise your presentation accordingly.

Response: In response to the Staff’s comment, the Company has revised its capitalization table to present amounts related to its capitalization in accordance with Item 3.B of Form 20-F, and to revise its presentation of cash and cash equivalents.

7.	Please revise your shareholders’ equity section to provide the number of share capital authorized, issued, and outstanding on an actual, pro forma, and pro forma as adjusted basis for the period presented.

Response: In response to the Staff’s comment, the Company has revised its shareholders’ equity section to provide the number of share capital authorized, issued, and outstanding on an actual, pro forma, and pro forma as adjusted basis.

Dilution, page 34

8.	Refer to the first paragraph and your computation of net tangible book value and related per share as of June 30, 2021. It appears your actual net tangible book value should be a deficit of approximately $(3.2) million, or $(15.61) per ordinary share. Further, in reference to the second paragraph, it appears the pro forma net tangible book value and related per share should be $6.7 million and $25.89 per ordinary share, respectively. Please advise as to your computations, including the amount of any intangible assets, or revise your disclosures accordingly.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the first paragraph on page 34 to clarify the Company had a net tangible book deficit of $3,248,000, or $(0.35) per ordinary share (which is equivalent to $15.61 after giving effect to a bonus share issuance effected on February 13, 2022 (equivalent to a 44-for-1 forward share split)). Additionally, the Company revised the second paragraph of page 34 to reflect its pro forma net tangible book value to $7.7 million and $0.68 per ordinary share (which is equivalent to $29.92 after giving effect to a bonus share issuance effected on February 13, 2022 (equivalent to a 44-for-1 forward share split)).

Ms. Singleton, Ms. Yu, Mr. Stickel and Ms. Block

February 16, 2022

9.	Refer to footnote (1) disclosure regarding the number of Ordinary Shares you will be required to issue pursuant to an anti-dilution provision. Please describe the anti-dilution provision and explain how such anti-dilutive shares are reflective in the computation of dilution per Ordinary Share to new investors.

Response: In response to the Staff’s comment, the Company has removed the footnote (1) disclosure because the anti-dilution will not be triggered as a result of the initial public offering.

Industry Overview and Market Opportunity, page 45

10.	We note that you disclose train incident and accident data from 2015, 2016, and 2017 in this section. Please update the data to the most recent practicable date, or advise why you believe these particular years are most relevant for investors.

Response: In response to the Staff’s comment, the Company has revised its disclosure to provide more updated data on train incident and accident data.

Competition, page 53

11.	We note your disclosure regarding your competitors and your belief that your railway detection system’s contribution to train safety will be greater than that of existing railway detection systems by your competitors. Please substantiate this statement or balance this disclosure by stating here that you are a development-stage company, that your products are still in development, and discuss your current competitive position within the industry. Please also provide additional support for your statement that your competitors offer a shorter range-detection distance and provide a lower detection probability of obstacles, or revise to state as your belief. In this regard, we note your disclosure on page 55 that much of your competitor information has been provided from publications by the various competitors, and has not been independently verified by you, so it seems plausible competitors could be developing additional technologies or features not yet publicly available. As such, please prominently disclose that the competitive analysis provided are your beliefs or delete the chart at page 55.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 54 to clarify that the Company believes its competitors offer railway detection systems with a shorter range-detection distances and provides a lower detection probability of obstacles, based on the Company’s analysis. Additionally, the Company has revised its response on page 55 to clarify that the Company believes the table gives representative details of various solutions currently available on the market in the field of identifying obstacles on railway tracks. The views are proximately disclosed as such by beginning the paragraph with “We believe”.

Committees of the Board of Directors, page 69

12.	We note your risk factor disclosure on page 16 related to potential cybersecurity incidents. To the extent cybersecurity risks are material to your business, please disclose here, or in another appropriately captioned section, the nature of the board’s role in overseeing your cybersecurity risk management, the manner in which the board will administer this oversight function and any effect this will have on the board’s leadership structure.

Response: In response to the Staff’s comments, the Company does not believe its cybersecurity risks are material to its business.

Ms. Singleton, Ms. Yu, Mr. Stickel and Ms. Block

February 16, 2022

Certain Relationships, page 79

13.	We note your statement that you do business with “other companies affiliated with [y]our principal shareholders” and that “such arrangements have been entered into in the ordinary course of business.” Please confirm that you have provided disclosure for all transactions required by Item 7.B of Form 20-F.

Response: The Company has updated its disclosure in the Related Party Transactions section and confirms it has provided disclosure for all transactions required by Item 7.B of Form 20-F.

Interim Condensed Financial Statements; Interim Condensed Balance Sheets, page F-2

14.	Please remove your presentation of pro forma information on the face of the historical balance sheets and the related footnote on page F-7. Pro forma basic and diluted loss per share presented on the face of your statements of operations on page F-3 should also be removed. We refer you to the guidance outlined in Rule 11-02(a)(12)(i) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised the table on page F-3 to remove the presentation of pro forma information and pro forma basic and diluted loss per share presented on the face of the statements of operations on page F-3, and the related footnote on page F-7.

Item 8. Exhibits and Financial Statement Schedules, page II-3

15.	Please file as an exhibit your Strategic Partnership Agreement with Knorr-Bremse as discussed on page 52 or provide your analysis as to why you believe it is not required.

Response: In response to the Staff’s comment, the Company has added the Strategic Partnership Agreement by and between the Company and Knorr-Bremse, dated August 19, 2021, as Exhibit 10.8, to be filed along with the Registration Statement.

General

16.	Please provide us copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.

Response: In response to the Staff’s comments, the Company will provide all written communications, as defined in Rule 405 under the Securities act, to the SEC pursuant to this comment.

Please contact me at 212-547-5541 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its Registration Statement on Form F-1.

Sincerely,

/s/ Gary Emmanuel

cc: Shahar Hania, Chief Executive Officer